February 25, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:  Indestructible I, Inc.
                    Amendment No. 1 to Registration Statement on Form S-1
                    Filed January 28, 2009
                    File No. 333-154787

Dear Ms. Bell:

We represent Indestructible I, Inc. (the “Company”).  We are in receipt of your letter dated February 11, 2009 regarding the above referenced filing.  The following are our responses.

General

1.
We note your response to our prior comment 3.  Please continue to revise the entire registration statement to remove all marketing language or provide us with support for those statements.  Some additional examples include:

•	“[w]e are committed to manufacturing bumpers that offer the purchaser the absolute best vehicle protection from front end collisions with other vehicles or wildlife etc.” on page 9;

•
“[i]ndestructible I has future plans to design and manufacture an aftermarket bumper for the commercial truck industry that will provide superior protection against a direct front end collision with another vehicle, a large moose or other wildlife resulting in a savings of safety, time and money” on page 9;

•
“[i]ndestructible I plans to have stringent quality controls in place to assure that their customers never have to come back to us with any concerns with their new bumper or the bumpers mounting brackets” on page 9; and

•	“[w]e believe we can save money by waiting until such time as these companies have a lull in business and are looking to avoid layoffs” on page 9.

Answer:	The registration statement has been revised to remove the additional marketing language.

About Our Company, page 1

2.
Please disclose who “it” is in the last sentence of the second paragraph of this section. Please also disclose whether you have a timeframe for or any plans to obtain the additional financing you need to commence your operations and how much additional financing you need in order to commence your operations.  Please also revise any other sections of the prospectus as appropriate.

Answer:
This section has been revised to disclose that “it” is the Company and to disclose that the Company does not have a timeframe to obtain financing at this time but believes that it will be in a better position to obtain the financing at such time as it is approved to trade.  This change has also been made to the Plan of Operations.

Summary Financial Data, page 1

3.
Please disclose where the audited June 30, 2008 balance sheet data was derived from given that the only financial statements filed are the December 31, 2008 financial statements.  Please also clarify whether the December 31, 2008 balance sheet data came from audited financial statements.

Answer:	This section has been revised to remove the June 30, 2008 balance sheet data and to clarify that the data for the December 31, 2008 balance sheet data came from audited financial statements.

We Will Require Financing To Achieve Our Current Business Strategy….page 2

4.
 We note your response to our prior comment 14.  Please clarify whether the $254,499 is the amount you need to continue operations over the next twelve months or the total amount of financing you need to achieve your current business strategy. If it is the amount you need to achieve your current business strategy, please disclose the amount you will need to continue operations over the next twelve months.

Answer:	This section has been revised to disclose the Company will need approximately $16,000 to continue operations over the next 12 months but over $250,000 to achieve its current business strategy.

Our Future Success is Dependent, in Part, on the Performance…page 2

5.
We note your response to our prior comment 15.  Please disclose in the prospectus that Mr. Day will devote 100% of his time to the Company once it is in a position to produce revenues.  Please also include a discussion of what is meant by “in a position to produce revenues.”

Answer:	This section has been revised to clarify that Patrick Day will devote 100% of his time when the Company commences generating revenue.

Patrick Day and Richard M. Day, Jr.  Our Officers and Directors Do Not Currently Receive Any Compensation For Their Services, page 3

6.	We note your response to our prior comment 10. Please disclose, if known, what would trigger Mr. Day or Mr. Day, Jr. requesting compensation or receiving compensation from the company.

Answer:
This section has been revised to clarify that Mr. Day and Mr. Day, Jr. do not intend to take compensation until such time as the Company is generating revenues and has the ability to pay them without disrupting business operations.

Selling Security Holders, page 5

7.	Please revise the footnotes for this table to include the beneficial ownership information for Kristin Jones and Patrick Jones.

Answer:
This section has been revised to remove any reference to the beneficial ownership information for  Kristin Jones and Patrick Jones since they are not related in any manner and merely share the same surname.

Light Truck Bumpers, page 8

8.
We reissue our prior comment 25. Please provide an estimate of the amount spent on research and development activities.  Refer to Item 101(h)(4)(x) of Regulation S-K.  In providing this estimate, please disclose how much was spent to test your bumpers to support your statements second to last paragraph and third to last paragraph on page 8 and your statement that your custom truck bumper will cost customers less than a standard replacement bumper.

Answer:
This section has been revised to disclose that the Company has not spent any amount on research and development.  Based upon same the other statements have either been deleted from this section or clarified to disclose that the Company has not tested its product to support its statements.

Manufacturing, page 9

9.
We note your response to our prior comment 27 and reissue in part.  What is the range of the number of bumpers the machine shops in Salt Lake City can manufacture depending on how busy they are with other jobs?  How many bumpers can be manufactured by the machine shop in Los Angeles?  When do you plan to enter into agreements with any of these machine shops to start manufacturing your bumpers?

Answer:
This section has been revised to disclose that the machine shops in Salt Lake City and Los Angeles have indicated that they could each manufacture up to 10 bumpers per day and to disclose that the Company does not plan on entering into agreement with any machine shop until it has enough capital in place to not only manufacture the number of bumpers that it will need but to move its business forward with its marketing and sales strategy.

Financial Statements, page 12

10.	We note your response to our prior comment 30. Please move the financial statements to the back of the prospectus directly before the back cover to the prospectus.

Answer:	The financial statements have been moved to the back of the prospectus directly before the back cover to the prospectus.

Plan of Operation, page 14

11.
We reissue our prior comment 31.  Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues.  Discuss each of your planned activities, each material event or step required to pursue each of your planned activities. Specifically discuss each step to design, manufacture and market the bumpers.  Include any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step.  We may have additional comments after reviewing your response.

Answer:	This section has been revised to include additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues.

Revenues/Expenditures, page 14

12.
We note your response to our prior comment 32.  We did not see any disclosure on the basis for the projections that you make throughout this section made for your cost of production and projected revenue and expenditures. Please provide a discussion of and support for these projections that are made in this section. You must have a reasonable basis for all projections. If there is no reasonable support for these projections, delete them.

Answer:   These projections have been deleted from this section.

Directors, Executive Officers, Promoters and Control Persons, page 16

13.
 Please advise or revise to clarity the discrepancy between the disclosure which states that Mr. Day, Jr. “has spent over 20 years in the oil and gas industry” and the disclosure which notes that Mr. Day, Jr. originally started in the oil and gas industry in 1994.

Answer:   This section has been revised to change the 20 years to 15 years.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/:Gregg E. Jaclin
GREGG E. JACLIN